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03013479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 36772

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____January 1, 2002_____AND ENDING_____December 31, 2002_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

McCarthy & Co.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 South 103rd Street, One Pacific Place, Suite 450
(No. and Street)

Omaha   Nebraska   68124
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Margaret L. Doyle   (402) 393-1300

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

1601 Dodge Street, Suite 3100   Omaha   Nebraska   68102
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL
RECEIVED
FEB 2 8 2003
WASH D.C.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported
by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).

SEC 1410 (6-02)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Margaret L. Doyle_____swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _McCarthy & Co._____, as of _____December 31_____, 2002, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Name Margaret L. Doyle

_____Chief Financial Officer, McCarthy Group, Inc._____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MCCARTHY & CO.

Financial Statements for the
Year Ended December 31, 2002
and Supplemental Schedule and
Supplemental Report on Internal Control
for the Year Ended December 31, 2002
and Independent Auditors' Report

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McCarthy & Co.

We have audited the accompanying financial statements of McCarthy & Co. (the "Company") (a wholly owned subsidiary of McCarthy Group, Inc.) for the year ended December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of McCarthy & Co. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



Deloitte
Touche
Tohmatsu

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of McCarthy & Co. as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

Page

SUPPLEMENTAL SCHEDULE:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
February 21, 2003

MCCARTHY & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 2,664,496
Receivables from customers	120,446
Receivables from affiliated companies	503,860
Advances to employees	111,390
Nonmarketable equity securities owned, at estimated fair value (cost of $652,959)	315,327
Fixed assets (net of accumulated depreciation of $36,139)	70,391
Prepaid expenses	8,439
Deferred income taxes	85,740
Total assets	$ 3,880,089

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 2,967
Accrued expenses	194,361
Deferred revenue	20,000
Income taxes payable	342,065
Total liabilities	559,393

Commitments

Stockholder's equity:	
Common stock, $1 par value, authorized 10,000 shares;	
100 shares issued and outstanding	100
Additional paid-in capital	1,200,000
Retained earnings	2,120,596
Total stockholder's equity	3,320,696
Total liabilities and stockholder's equity	$ 3,880,089

See accompanying notes to financial statements.

MCCARTHY & CO.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

Revenues:	
Investment banking revenue	$3,098,490
Retainer client advisory fees	725,007
Interest income	27,190
Realized gain on nonmarketable equity securities	137,272
Unrealized depreciation of nonmarketable equity securities	(337,632)
Total revenues	3,650,327
Expenses:	
Salaries, wages and related payroll taxes	2,578,617
General and administrative	456,084
Depreciation and amortization	19,510
Total expenses	3,054,211
Income before income taxes	596,116
Income tax expense	241,985
Net income	$ 354,131

See accompanying notes to financial statements.

4

MCCARTHY & CO.

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2002	$ 100	$ 1,200,000	$ 1,766,465	$ 2,966,565
Net income	-	-	354,131	354,131
Balance at December 31, 2002	$ 100	$ 1,200,000	$ 2,120,596	$ 3,320,696

See accompanying notes to financial statements.

MCCARTHY & CO.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 354,131
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation and amortization	19,510
Realized gain on nonmarketable equity securities	(137,272)
Unrealized depreciation of nonmarketable equity securities	337,632
Loss on disposal of fixed assets	737
Deferred income taxes	(100,080)
Changes in assets and liabilities:	
Receivables from customers and affiliated companies	640,290
Advances to employees	157,406
Prepaid expenses	(6,491)
Accounts payable	(5,226)
Accrued expenses	(187,641)
Deferred revenue	7,500
Income taxes payable	276,075
Net cash flows from operating activities	1,356,571
Cash flows from investing activities:	
Purchases of fixed assets	(19,832)
Proceeds from sale of nonmarketable equity securities	52,113
Net cash flows from investing activities	32,281
Cash flows from financing activities:	
Transfer of deferred compensation liability to parent	(2,486,982)
Deferred income taxes related to deferred compensation liability	517,651
Net cash flows from financing activities	(1,969,331)
Net decrease in cash and cash equivalents	(580,479)
Cash and cash equivalents at beginning of year	3,244,975
Cash and cash equivalents at end of year	$ 2,664,496
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 65,990

See accompanying notes to financial statements.

MCCARTHY & CO.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – McCarthy & Co. (the Company) is a wholly-owned subsidiary of McCarthy Group, Inc. (the parent company or MGI). Certain officers and directors of the parent company hold similar positions with the Company. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The registration is necessary for the Company to conduct its investment banking activities, which constitute a significant portion of the Company's revenues. The Company holds no customer accounts.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – The Company classifies as cash equivalents those highly liquid investments purchased with a maturity of three months or less.

Revenue Recognition – Investment banking revenue is recorded at the close of the transaction. Retainer client advisory fees are recognized on a straight-line basis over the term of the retainer engagement.

Securities Transactions – Marketable securities are valued at quoted market value and securities not readily marketable are valued at estimated fair value as determined by the management or the Board of Directors. The resulting difference between cost and market or fair value is included in revenues. Realized gains and losses are determined using the specific-identification method. Interest income is recognized as earned.

Securities not readily marketable include investment securities (a) for which there is no market on a registered securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Fixed Assets – Fixed assets consist primarily of furniture and equipment recorded at cost less accumulated depreciation provided using the straight-line method over the estimated useful life of the asset.

Income Taxes – The Company is included in the consolidated tax return of its parent company. Income taxes are presented in the accompanying financial statements as if the Company files a separate income tax return.

The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Values of Financial Instruments – The carrying amounts approximate fair values for receivables and advances, accounts payable, and accrued expenses because of their short maturity.

Comprehensive Income – The Company has no sources of other comprehensive income and, as a result, the Company's comprehensive income for 2002 consists solely of its net income. Accordingly, a statement of comprehensive income has been omitted from the accompanying financial statements.

2. **RELATED PARTY TRANSACTIONS**

MGI owns common and preferred stock of Election Systems and Software, Inc. In 2002, the Company provided consulting and investment banking services for revenues of $70,000.

MGI owns stock appreciation rights of HDR, Inc. (HDR). An executive employee of the Company also serves on the board of directors of HDR. In 2002, the Company provided HDR consulting services and recorded revenues of $50,000.

In 2002, the Company provided investment banking services to MGI and McCarthy Capital Corporation and recorded revenues of $75,000 and $1,218,266, respectively.

Fulcrum Growth Partners, L.L.C. (Fulcrum), a 20% owned investee of MGI, owns a 12.3% common stock investment in Cabela's Incorporated. In 2002, the Company provided consulting services to Cabela's Incorporated on an annual retainer basis and recorded revenues of $50,000.

The Company's 401(k) Plan is held by Silverstone. One of the investment options for employees participating in the 401(k) Plan is the McCarthy Fund – Institutional Class. This Fund is managed by McCarthy Group Asset Management, Inc. As of December 31, 2002, the Company Plan had 100,664 shares of McCarthy Fund – Institutional Class stock.

3. **NONMARKETABLE INVESTMENTS**

In 2002, the Company received 181,408 unregistered common shares of I-Trax, Inc. in exchange for its shares of Wellcomm Group, Inc in connection with the merger of Wellcomm Group, Inc. by I-Trax, Inc. The Company recorded a realized gain on nonmarketable equity securities of $137,272. The Company received an additional 28,169 unregistered common shares under the merger agreement by I-Trax, Inc. subsequent to year end.

At December 31, 2002, the Company owned 21,000 common shares of NASD Stock Market Inc. (NASD) and 19,300 warrants to purchase NASD common stock.

The common shares of I-Trax, Inc. and NASD were valued at estimated fair value as determined by the management, taking into consideration trading of both shares on the over-the-counter market. The fair value of warrants to purchase NASD common shares were determined using an option-pricing model.

4. INCOME TAXES

Income tax expense, which is entirely attributable to income from operations, consists of the following:

	Current	Deferred	Total
Federal	$272,398	$ (79,697)	$192,701
State and local	69,667	(20,383)	49,284
	$342,065	$ (100,080)	$241,985

Income tax expense attributable to income from operations for the year ended December 31, 2002 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from operations as a result of the following:

Computed "expected" tax expense	$202,679
Increase in taxes resulting from:	
State income taxes, net of federal income tax benefit	32,527
Nondeductible expenses	6,779
Income tax expense	$241,985

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2002 are presented below:

Deferred tax asset:	
Unrealized depreciation on marketable security	$ 98,902
Deferred tax liability:	
Fixed assets	(13,162)
Net deferred tax asset	$ 85,740

No valuation allowance for deferred tax assets has been provided in the accompanying financial statements because management believes that future tax deductions that give rise to such deferred tax assets will reverse in periods when the Company has adequate taxable income to utilize those benefits.

5. PROFIT SHARING PLAN

The Company sponsors a contributory 401(k) profit sharing plan covering eligible employees. Participants may contribute up to $11,000 of their pay ($12,000 if over 50), subject to certain limitations. The Company contributes an amount equal to 3% of eligible pay of all participants plus a discretionary profit sharing contribution. During 2002, the Company recognized expense of $61,623 related to the 401(k) plan.

6. **COMMITMENTS**

Leases – Minimum future lease payments for office space are as follows:

2003	$ 226,609
2004	237,776
2005	80,078

The above minimum future lease payments are gross of allocations to the parent company and affiliates. During 2002, the Company incurred $129,552 of rent expense net of allocations to the parent company and affiliates.

7. **DEFERRED COMPENSATION**

In December 1999, the Company began participating in a nonqualified, nonfunded deferred compensation plan sponsored by the parent company for certain of its key management employees. Under the plan, an eligible employee may periodically elect to defer compensation. Upon termination of employment, participants may select a pay out period of lump sum, five, ten, or fifteen years. Earnings accrue on the deferred compensation amounts using a fixed income method of calculation. The benefit amount for a participant consists of the employee's deferred compensation plus interest earnings credited upon such deferral at a stated rate.

In January 2002, the liability associated with this deferred compensation plan was assumed by the parent company in exchange for cash of $2,486,982. The Company recorded a receivable, which was received subsequent to year end, related to the tax benefit which will be realized by the parent company related to the deferred compensation plan.

8. **NET CAPITAL**

Net Capital Requirement – The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. Because the Company holds no customer accounts, Rule 15c3-1 requires the Company to maintain net capital the greater of $5,000 or as computed under the aggregate indebtedness method. At December 31, 2002, the Company's net capital was $2,105,103, which is $2,067,810 more than the regulatory net capital requirement of $37,293.

MCCARTHY & CO.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2002

TOTAL STOCKHOLDER'S EQUITY	$3,320,696
DEDUCT NONALLOWABLE ASSETS:	
Receivables from customers and affiliated companies	624,306
Nonmarketable equity securities	315,327
Advances to employees	111,390
Prepaid expenses	8,439
Fixed assets, net	70,391
Deferred income taxes	85,740
	1,215,593
Net capital before haircuts on securities positions	2,105,103
DEDUCT HAIRCUTS ON SECURITIES	-
TENTATIVE NET CAPITAL	2,105,103
UNDUE CONCENTRATION CHARGE	-
NET CAPITAL	$2,105,103
NET CAPITAL REQUIREMENT	$ 37,293
EXCESS NET CAPITAL	$2,067,810
AGGREGATE INDEBTEDNESS	$ 559,393
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	27 %

DIFFERENCES FROM FOCUS REPORT:

A reconciliation of the Company's computation of net capital included in Part II of
Form X-17A-5 as of December 31, 2002 and as reported herin is as follows:

Net Capital, as reported in the Company's Part II (unaudited) FOCUS report	$2,169,456
Adjustment to increase income taxes payable	(78,144)
Adjustment to reclass intercompany accounts	13,791
NET CAPITAL	$2,105,103

INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
McCarthy & Co.

In planning and performing our audit of the financial statements of McCarthy & Co. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 17, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with practices or procedures may deteriorate.

12

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
February 21, 2003